Exhibit 99.1 Press release

WiLAN to Present at CIBC’s Emerging Technologies Conference

OTTAWA, Canada – May 10, 2016 – WiLAN (TSX:WIN) (NASD:WILN) announces that Jim Skippen, Chief Executive Officer, will present at the CIBC Emerging Technologies Conference 4.0, which is being held today in Toronto.  Mr. Skippen’s presentation will take place today at 11:40 a.m. ET.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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